Exhibit 99.1

Gerdau Ameristeel Announces Labor Contract With The Steelworkers Union At Perth Amboy, New Jersey Mill

TAMPA, FL, December 21, 2006 - Gerdau Ameristeel Corporation (NYSE:  GNA; TSX:  GNA.TO) announced today that it has reached a collective bargaining agreement with the United Steelworkers Union covering the production and maintenance employees at its Perth Amboy, New Jersey, Rolling Mill.  The new contract, which is effective December 21, 2006, and runs through July 19, 2009, was ratified by employees on December 21, 2006.

“The Company is pleased to have this contract completed. It provides a basis for a solid working relationship going forward,” commented Mark Quiring, Vice President, New Jersey mills.

About Gerdau Ameristeel:

Gerdau Ameristeel is the second largest mini-mill steel producer in North America with annual manufacturing capacity of over 9.0 million tons of mill finished steel products. Through its vertically integrated network of 17 mini-mills (including one 50% owned joint venture mini-mill), 17 scrap recycling facilities and 50 downstream operations, Gerdau Ameristeel serves customers throughout North America. The company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufactures for use in a variety of industries, including construction, cellular and electrical transmission, automotive, mining and equipment manufacturing. The common shares of Gerdau Ameristeel are traded on the New York Exchange under the symbol GNA and on the Toronto Stock Exchange under the symbol GNA.

For additional financial and investor
information, visit www.gerdauameristeel.com.

For more information, please contact:
Tom J. Landa
Vice President and Chief Financial Officer
Gerdau Ameristeel
(813) 207-2300
tlanda@gerdauameristeel.com